John H. Sellers (650) 843-5070 jsellers@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

June 7, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn:	Larry Spirgel
John Zitko

RE:	NeoPhotonics Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed June 7, 2010

File No. 333-166096

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-166096 (the “Registration Statement”). We are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes to Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 17, 2010, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. John Zitko.

The Amendment is being filed in response to comments received from the Staff, by letter dated May 28, 2010, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Our subsidiaries in China are subject to restrictions on dividend payments, on making other payments to us or any other affiliated company, and on borrowing or allocating tax losses among our subsidiaries, page 32

1.

We note your response to comment 8 from our prior comment letter dated May 10, 2010, as well as your revised disclosure. The disclosure requirements under both Rules 4-08(e) and 5-04 of Regulation S-X are triggered if restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. We note the Company’s most recently completed fiscal year is December 31, 2009. You state in your response, and in your revised disclosure, that

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June 7, 2010

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restricted net assets of your China-based subsidiaries exceeded 25% at December 31, 2009. Please revise to fully comply with Rules 4-08(e) and 5-04 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures beginning on pages F-11 and F-50 of the Amendment to comply with Rules 4-08(e) and 5-04 of Regulation S-X.

9. Redeemable convertible preferred stock, page F-33

2.	We note your response to comment 13 from our prior comment letter dated May 10, 2010, as well as your revised disclosure. Please refer to the last paragraph in your discussion of conversion beginning on page F-37. It appears that the most significant factor contributing to a potential beneficial conversion feature is the reverse stock split to be effected prior to consummation of your IPO, and thus prior to conversion. Please revise your disclosure to explain how the reverse stock split will affect the potential beneficial conversion feature.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures beginning on page F-37 of the Amendment to more clearly explain that the reverse stock split does not affect the potential charge associated with the Series X preferred stock beneficial conversion feature.

The Company respectfully submits that the reverse stock split to be effected prior to the consummation of the offering will not impact the calculation of the potential charge for the beneficial conversion feature associated with the Series X preferred stock. The potential charge upon the conversion of the Series X preferred stock will be calculated by multiplying the number of shares of common stock that are issued upon conversion of the Series X preferred stock, pursuant to Article (B)(4)(c)(ii) of the Company’s current Amended and Restated Certificate of Incorporation (the “Restated Certificate”), by the difference, if any, between (i) the per share fair value of the common stock at the original commitment date of each purchase of the Series X preferred stock, and (ii) the accounting conversion price, which is 50% of the price per share of common stock as set forth in the final prospectus for this offering (the “effective conversion price”).

A reverse stock split will decrease the number of shares of common stock and preferred stock outstanding, and conversely will increase the respective per share price. In regards to the Series X preferred stock, a reverse stock split will: (i) decrease the number of shares of Series X preferred stock outstanding, (ii) increase the original purchase price of $100 used in the conversion calculation, and (iii) increase the effective conversion price which is based on the final offering price per share of common stock. Therefore, the number of shares of common stock into which the Series X preferred stock would convert would decrease. Additionally, the difference, if any, between (i) the per share fair value of the common stock at the original commitment date, as adjusted for the reverse stock split and (ii) the accounting conversion price, which is 50% of the price per share of common stock as set forth in the final prospectus for this offering, as adjusted for the reverse stock split, would increase (the “per share beneficial conversion charge”). The decrease in the number of shares of common stock issuable on conversion would offset the increase in

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June 7, 2010

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the per share beneficial conversion charge, such that that aggregate charge relating to the beneficial conversion feature would remain unchanged as a result of a reverse stock split.

Prior to the consummation of this offering, the Company will effect a reverse stock split, and upon the effectiveness of the final prospectus, all outstanding shares of the Company’s preferred stock will convert into shares of common stock. At the same time, the charge relating to the beneficial conversion feature will be measured.

For illustrative purposes, below are two example calculations of the charge relating to the beneficial conversion feature using a hypothetical fact pattern. The first calculates the charge without or prior to a reverse stock split and the second uses the same fact pattern, but assumes a 1-for-2 reverse stock split is effected prior to conversion.

Example #1

The Company issued 100,000 shares of Series X preferred stock. The fair value of the common stock at the date of issuance was $0.55 per share. The offering price, as provided on the final offering prospectus, is $1.00 per share.

The number of common shares into which the Series X preferred stock would convert is calculated as follows:

No. of converted shares =	(No. of Series X preferred shares * $100)
(Final offering price * 50%)

20,000,000 =	(100,000 * $100.00)
($1.00 * 50%)

The charge is calculated as follows:

Charge for beneficial conversion feature = Number of converted shares * (fair value of common stock at the commitment date – effective conversion price per share). Pursuant to the Company’s Restated Certificate, the effective conversion price is equal to 50% of the final offering price.

$1,000,000 = 20,000,000 shares * ($0.55 – ($1.00*50%))

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June 7, 2010

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Example #2

Assume the same fact pattern as example #1, except that the Company affects a hypothetical 1-for-2 reverse stock split prior to consummation of this offering, which triggers conversion of the Series X preferred stock and recording of the charge relating to the beneficial conversion feature.

The number of common shares into which the Series X preferred stock would convert is calculated as follows:

No. of converted shares =	(No. of Series X preferred shares * $200)
(Final offering price * 50%)

10,000,000 =	(50,000 * $200.00)

($2.00 * 50%)

The charge is calculated as follows:

Charge for beneficial conversion feature = Number of converted shares * (fair value of common stock at the commitment date – effective conversion price per share). Pursuant to the Company’s Restated Certificate, the effective conversion price is equal to 50% of the final offering price.

$1,000,000 = 10,000,000 shares * ($1.10 – ($2.00*50%))

Thus, as illustrated by these two examples, there is no impact to the calculation of the potential charge for the beneficial conversion feature of the Series X preferred stock after taking into account a reverse stock split.

11. Equity incentive programs, page F-39

3.	We note your response to comment 15 from our prior comment letter dated May 10, 2010. Please expand your subsequent event footnote on page F-49 to disclose the number of stock options granted subsequent to March 31, 2010 as well as the significant terms of the options (i.e. exercise price, fair value of common stock on date of grant, and contractual term).

The Company respectfully acknowledges the Staff’s comment and has expanded the disclosures beginning on page F-49 of the Amendment to disclose the number of stock options granted subsequent to March 31, 2010 and the significant terms of such options.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

June 7, 2010

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Please do not hesitate to contact me at (650) 843-5070 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ John H. Sellers

John H. Sellers

cc:	Timothy S. Jenks, NeoPhotonics Corporation

James D. Fay, NeoPhotonics Corporation

William B. Brentani, Simpson Thacher & Bartlett LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM